Exhibit 99.1
Agreement Regarding Disclosure of Long-Term Debt Instruments
In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), has not filed as an exhibit to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Partnership and its subsidiaries on a consolidated basis. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Partnership hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

AIMCO Properties, L.P.
By:	AIMCO-GP, Inc., its general partner

By:	/s/ Ernest M. Freedman
Ernest M. Freedman
Executive Vice President and Chief Financial Officer October 29, 2010